UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

NRX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

629444 100

(CUSIP Number)

Jonathan C. Javitt

c/o NRX Pharmaceuticals, Inc.

1201 N. Market Street, Suite 111

Wilmington, DE 19801

(484) 254-6134

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629444 100

1	NAME OF REPORTING PERSON

Jonathan C. Javitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,868,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,868,329
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,868,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 629444 100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Effective June 13, 2022, Jonathan Javitt Living Trust (“J. Javitt Living Trust”) entered into a Sales Plan (as amended on June 16, 2022, the “2022 Sales Plan”) with J.P. Morgan Securities LLC (“JPMS”) for the purpose of establishing a trading plan to effect sales of shares of Common Stock in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. The 2022 Sales Plan allows for the sale of up to 2,000,000 of shares of Common Stock at certain prices above the closing price of the shares of Common Stock as of June 13, 2022 by JPMS on behalf of J. Javitt Living Trust, with a maximum of 1,000,000 shares to be sold in 2022 at a price of at least $2.50 and a maximum of 1,000,000 shares to be sold in 2023 at a higher minimum price. The 2022 Sales Plan does not contemplate the sale of securities prior to October 2022. The 2022 Sales Plan was entered into during the Issuer’s open trading window to allow for the possibility that the trustee of the J. Javitt Living Trust may be in possession of material nonpublic information during future open trading windows and, therefore, unable to implement a trading plan at such time.

Shares of Common Stock sold pursuant to the 2020 Sales Plan Agreement may only be sold in accordance with trading parameters adopted by J. Javitt Living Trust, and there can be no assurance as to how many shares of Common Stock, if any, will be sold pursuant to the 2022 Sales Plan or at what price any such shares of Common Stock will be sold, subject to the applicable minimum trading parameters.

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CUSIP No. 629444 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2022

/s/ Jonathan C. Javitt
Jonathan C. Javitt

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